Exhibit 99.1

Fuwei Films Announces Its Intention to Sell the Dornier Production Line

BEIJING, November 30, 2020 - Fuwei Films (Holdings) Co., Ltd. (Nasdaq: FFHL, “Fuwei” or the “Company”), a manufacturer and distributor of high-quality BOPET plastic films in China, today announced the Board of Directors (the “Board”) has approved and authorized the management of the Company to sell its Dornier production line (also known as the third production line) by open bidding as soon as possible.

The Dornier production line manufactures high-performance electric insulation film, base film for solar backsheet and TFT-LCD optical film with an annual design capacity of 23,000 metric tons and thickness between 38 and 250µm. The production line has not attained sufficient purchase orders since installation and the probability for this production line to be put into continuous production in the near future is deemed low. Therefore, the Board of Directors has authorized the management to sell the production line to further increase working capital.

About Fuwei Films

Fuwei Films conducts its business through its wholly owned subsidiary, Fuwei Films (Shandong) Co., Ltd. (“Fuwei Shandong”). Fuwei Shandong develops, manufactures and distributes high-quality plastic films using the biaxial oriented stretch technique, otherwise known as BOPET film (biaxially oriented polyethylene terephthalate). Fuwei Films' BOPET film is widely used to package food, medicine, cosmetics, tobacco, and alcohol, as well as in the imaging, electronics, and magnetic products industries.

Safe Harbor

This press release contains information that constitutes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are subject to risks. Risk factors that could contribute to such differences include those matters more fully disclosed in the Company's reports filed with the U.S. Securities and Exchange Commission which, among other things, include both the short and long-term effects of the global financial crisis on the Company and the BOPET film industry; competition in the BOPET film industry; growth of, and risks inherent in, the BOPET film industry in China; uncertainty as to future profitability and our ability to obtain adequate financing for our planned capital expenditure requirements; uncertainty as to our ability to continuously develop new BOPET film products and keep up with changes in BOPET film technology; risks associated with possible defects and errors in our products; uncertainty as to our ability to protect and enforce our intellectual property rights; uncertainty around coronavirus (COVID-19) outbreak and the effects of government and other measures seeking to contain its spread, uncertainty as to our ability to attract and retain qualified executives and personnel; and uncertainty in acquiring raw materials on time and on acceptable terms, particularly in view of the volatility in the prices of petroleum products in recent years. The forward-looking information provided herein represents the Company's estimates as of the date of the press release, and subsequent events and developments may cause the Company's estimates to change. The Company specifically disclaims any obligation to update the forward-looking information in the future. Therefore, this forward-looking information should not be relied upon as representing the Company's estimates of its future financial performance as of any date subsequent to the date of this press release. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of the risk factors.

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For more information, please contact:

In China:

Xiaoli Yu

Investor Relations Officer

Phone: +86-133-615-59266

Email: fuweiIR@fuweifilms.com

In the U.S.:

Shiwei Yin
Investor Relations
Grayling
Phone: +1-646-824-2857
Email: shiwei.yin@grayling.com

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